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                                                                    Exhibit 17.2
                                                                    ------------


                                Kenneth P. Weiss
                                59 Sargent Street
                                Newton, MA 02158



                                                                    May 30, 1996



Board of Directors
Security Dynamics Technologies, Inc.
c/o Mr. Charles Stuckey, Jr.
President and Chief Executive Officer
One Alewife Center
Cambridge, MA 02140-2312

Dear Chuck:

     I regretfully formally resign from my positions as Chairman of the Board of Directors, a Director, Chief Technology Officer and as an employee of Security Dynamics. Confirming my earlier request and your earlier agreement to do so, please disclose the matters described in this letter in a Form 8-K.

     I am resigning because of my disagreement with various practices of the company, your relationship with the Board of Directors and the relationships among directors. I am also particularly critical of certain of its directors and the continuing service of those directors, who I believe have and will continue to damage the Company. Although you asked me to reconsider my decision to resign, I cannot in good conscience be a part of a Board with several dishonorable directors.

     In my opinion, you have surrounded yourself with a Board of Directors that does not, and perhaps is incapable, of providing you with independent objective guidance. To the contrary, from all of the actions that I have seen, these directors appear to be working for you, rather than you working for them. I have seen this time and time again under many circumstances. Illustrative is the way in which you are able to influence the Compensation Committee to pay you what you demand and to make decisions based upon on what you want, rather than on any objective policy. Recent events in this area have been consistent with a pattern of conduct that I have observed over the years.

     For example, contrary to the compensation consultant's recommendation for a consistent policy, you recently recommended

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that the vast majority of your bonus be calculated at "threshold" plan while the other executives had the majority of their bonus awarded at "stretch" plan. The Compensation Committee approved this unfair inconsistent treatment.

     Another serious example relates to the Compensation Committee's recent grant of stock options to you. After the Compensation Committee decided on February 6, 1995 "to develop, WITH THE BOARD [emphasis added]" a long-term compensation plan, the Compensation Committee reported on July 20, 1995 that an outside independent compensation consultant would be retained and then the "Compensation Committee would discuss compensation options with its consultant and then MAKE A RECOMMENDATION TO THE BOARD OF DIRECTORS RELATING TO EXECUTIVE COMPENSATION [emphasis added]." On October 18, 1995, the Board was also told that the consultant would meet with "management prior to the end of October AND THEN AGAIN WITH MEMBERS OF THE BOARD IN EARLY NOVEMBER PRIOR TO MAKING A FORMAL RECOMMENDATION REGARDING A LONG-TERM COMPENSATION PLAN. [emphasis added]" In January 1996 you recommended stock option grants for a number of individuals, including yet another 100,000 shares for yourself. On January 24, 1996, in part because the repeatedly requested consultant's report had been withheld, the Board again agreed that your and other officer options would be considered in a telephonic Board meeting to be held on February 7, 1996, after you circulated the full consultant's report, which in fact you never circulated. Notwithstanding this quite explicit series of agreements and understandings, the Compensation Committee (as at unscheduled meeting held in your office) apparently voted to grant you stock options immediately following that January 24 meeting. It was only on February 7, 1996, when the options to you were to be considered, that we were told by the Compensation Committee that there would be no discussion and that the matter had already been resolved (although the Compensation Committee refused to say when). While the Compensation Committee meeting, in fact, may have occurred on January 24, 1996, it was clearly unauthorized because it was contrary to the Board's stated intentions and previous commitments. Only after the Chairman of the Audit Committee and I complained did the full Board, on March 22, 1996, ratify the inappropriate and egregious actions of the Compensation Committee in order to clean up the mess, which locked in a lower price than you would have had if it were done in accordance with the Board's stated wishes (gaining you approximately $1,000,000 in the process).

     While this ratification may have "legalized" the action, it certainly reflects poorly on the Board of Directors and, in my view, constitutes unfair dealing by the Compensation Committee and most of the other directors. Only the Chairman of the Audit Committee and I voted against that ratification because we believed that the Compensation Committee had not fulfilled its long standing obligation to the Board or dealt fairly with the


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Board. What caused them to be persuaded to change their mind after statements
(recorded in the Board minutes quoted above) and a course of conduct of more than one year which required a complete policy prior to the granting of stock options? Did you promise them anything? Contrary to what you have assured me, is it your intention to accelerate the vesting of options when any of these directors leaves the Board? Perhaps you merely promised to keep them on the Board.

     For his role in exercising his fiduciary duty and raising questions of you and the other directors on this dysfunctional and egregious behavior, which in my opinion is clearly bad faith, no matter what the legal definition, you schemed with the other directors to reduce the size of the Board and to vote against the renomination of the Chairman of the Audit Committee for an additional term. This is outrageous, given his acknowledged professionalism and experience, which is greater than all of the other directors in the aggregate.

     Your relationship with Hale & Dorr and corporate counsel, Mr. Leibowitz, parallels your relationship with these directors in many respects. It appears to me that you are not seeking the most independent advice, but, rather, are merely seeking confirmation of your intentions. Their response to the foregoing facts and circumstances relating to the grant of options to you was, in my opinion, defensive to a fault, failing to give adequate recognition to the corporate governance issues and poor corporate practice issues involved. Their insensitivity to these issues is also found in Mr. Leibowitz's draft minutes (see the enclosed two versions of draft minutes of the meetings held on January 24 and February 7, 1996, one set by Mr. Leibowitz and one set by our corporate Secretary) and the inaccurate guidance given to the Compensation Committee on January 24 as to its authority.

     On an individual basis, certain of these directors have performed particularly poorly for the company. In my opinion, one of them frequently disrupts meetings and appears to be motivated principally by self-aggrandizement and another appears to be inept and make little or no positive contribution to the Board. Their continued participation on the Board is particularly glaring, especially in the light of your engineered forced departure of the most experienced director.

     Perhaps these directors are behaving in this manner because they feel beholden to you due to the number of shares that have been granted to them as compensation for their acting as directors, which has made them all millionaires. Notwithstanding the fact that they have been made wealthy as the result of being a director, I would have expected that they would have been able to objectively carry out their fiduciary responsibilities and contribute the way directors should, rather than be your rubber stamp or act only to curry favor with you. Now they can help you


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realize your goal of being both Chairman and Chief Executive Officer. But what is the effect of this relationship on the company and its stockholders?

     As the largest individual stockholder of Security Dynamics, I formally request that you respond to my request that I be involved and have input into the process of interviewing any prospective candidates for directorship. It is essential that each of these candidates show the necessary independence, experience and quality that is so often lacking from several of the current members of the Board of Directors. If you do not respond favorable to this request, I maybe forced to take other actions to protect the stockholders and my significant investment.

                                       Very truly yours,

                                       /s/ Kenneth P. Weiss

                                       Kenneth P. Weiss





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